1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Sep 11, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/09/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/08/29: The Board meeting approved the transfer of Senior VP, Mr. John C. C. Hsueh and three others

2.	Announcement on 2006/08/30: To announce the differences between ROC GAAP and US GAAP in the first half of 2006 financial statements

3.	Announcement on 2006/09/01: Clarification of Economic Daily News’ report about Chunghwa Telecom to conduct a capital reduction program this year

4.	Announcement on 2006/09/04: TTDC made a judgement that CHT should pay NT$246 million to TWM and TAT as compensation for transferring CT2’s traffic to their networks.

5.	Announcement on 2006/09/08: Chunghwa Telecom announced its revenue of NT$15.65 billion for August 2006

6.	Announcement on 2006/09/08: Aug 2006 sales

EXHIBIT 1

The Board meeting approved the transfer of Senior VP, Mr. John C. C. Hsueh and three others

Date of events: 2006/08/29

Contents:

1.	Date of occurrence of the event: 2006/08/29

2.	Name of the company: Chunghwa Telecom Co., Ltd.

3.	Relationship to the company (listed company or affiliated company): Listed company.

4.	The shareholding ratios of mutual holding: NA

5.	Cause of occurrence: Mr. John C. C. Hsueh is appointed as Senior Vice President. Mr. Chun-Ming Hsieh is appointed as Executive VP & President of Northern Taiwan Business Group. Mr. Chi-Mao Hsieh is appointed as Executive VP & President of Central Taiwan Business Group. Mr. Hsiang-Yi Chen is appointed as Executive VP & President of Data Communications Business Group.

6.	Countermeasures: NA

7.	Any other matters that need to be specified: NA

EXHIBIT 2

To announce the differences between ROC GAAP and US GAAP in the first half of 2006 financial statements

Date of events: 2006/08/30

Contents:

1.	Date of occurrence of the event: 2006/08/30

2.	Reasons of occurrence of the event: To announce the differences between ROC GAAP and US GAAP in the first half of 2006 financial statements

3.	Contents of differences adjustments due to the adaptation of accounting principles in two locations: Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported net income of NT$22,187,273 thousand, earnings per share of NT$2.28 for the first half of 2006, total assets of NT$469,328,946 thousand, total liabilities of NT$92,305,703 thousand, and total shareholders’ equity of NT$377,023,243 thousand as of June 30, 2006. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported net income of NT$19,775 million, earnings per share of NT$2.03 for the first half of 2006, total assets of NT$405,444 million, total liabilities of NT$107,761 million, and total shareholders’ equity of NT$297,683 million as of June 30, 2006. The significant differences between ROC GAAP and US GAAP followed by the Company mainly come from employee bonus, remuneration for directors and supervisors, the discounts for employee stock subscription, depreciation expenses, losses on disposal of property, plant and equipment, and provision for 10% income tax on unappropriated earnings.

4.	Any other matters that need to be specified: The Company’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 3

Clarification of Economic Daily News’ report about Chunghwa Telecom to conduct a capital reduction program this year

Date of events: 2006/09/01

Contents:

1.	Name of the reporting media: Economic Daily News

2.	Date of the report: 2006/09/01

3.	Content of the report: Chunghwa Telecom is to conduct a capital reduction program this year

4.	Summary of the information provided by investors: None.

5.	Company’s explanation of the reportage or provided information: The Company considers capital reduction to be an option of capital management, however, this is still on the stage of assessment with no certain timeline.

6.	Countermeasures: None.

7.	Any other matters that need to be specified: None.

EXHIBIT 4

TTDC made a judgement that CHT should pay NT$246 million to TWM and TAT as compensation for transferring CT2’s traffic to their networks.

Date of events: 2006/09/04

Contents:

1.	Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: Chunghwa Telecom(CHT), Taiwan Mobile Network(TWM) and TransAsia Taiwan(TAT); Taiwan Taipai District Court (TTDC); same as above; not received yet.

2.	Date of occurrence of the event: 2006/09/04

3.	Background and circumstances of the matter (including the property/subject matter under dispute): From Dec. 2001 to March 2004, CHT transferred CT2’s traffic to TWM and TAT. TWM and TAT considered that CHT was against the contract by doing this and demanded for compensation of NT$252 million.

4.	Course and progression of handling of the matter: The Taiwan Taipei District Court made a judgement as mentioned.

5.	Effect on company finances and business and estimated monetary amount of the effect: NT$246 million.

6.	Countermeasures and status of amelioration: CHT will appeal against it.

7.	Any other matters that need to be specified: This judgement might be referred to by the other similar cases sued by MoBiTai and FETnet group.

EXHIBIT 5

Chunghwa Telecom announced its revenue of NT$15.65 billion for August 2006

Date of events: 2006/09/08

Contents:

1.	Date of occurrence of the event: 2006/09/08

2.	Name of the company: Chunghwa Telecom Co., Ltd.

3.	Relationship to the company (listed company or affiliated company): Listed company.

4.	The shareholding ratios of mutual holding: NA

5.	Cause of occurrence: Chunghwa Telecom’s revenue for August 2006 was NT$15.65 billion. For the first eight months, the internal figures for accumulative revenue were NT$121.8 billion, accumulative income from operations was NT$39.5 billion, accumulative net income was NT$30.1 billion and EPS was NT$3.10.

6.	Countermeasures: NA

7.	Any other matters that need to be specified: NA

EXHIBIT 6

Chunghwa Telecom

Sep 8, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug. 2006

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
Aug.	Invoice amount	18,312,078	18,106,580	205,498	1.13%
Jan -Aug.	Invoice amount	140,553,216	140,190,516	362,700	0.26%
July	Net sales	15,653,865	15,682,355	-28,490	-0.18%
Jan -Aug.	Net sales	121,803,959	120,926,019	877,940	0.73%

b	Trading purpose : None